UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012
Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 1

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: James Rivas Check Point Software Technologies +1.650.628.2215 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2012 SECOND QUARTER
FINANCIAL RESULTS

REDWOOD CITY, CA – JULY 18, 2012 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ended June 30, 2012.

•	Total Revenue: $328.6 million, representing a 9 percent increase year over year
•	Non-GAAP Operating Income: $193.6 million, representing 59 percent of revenues
•	Non-GAAP EPS: $0.77, representing a 13 percent increase year over year
•	Share Repurchase Program: Expanded on-going program up to 1 billion dollars

“I’m pleased with the continued growth of our revenues and earnings in the second quarter.  We’ve seen great acceptance of our new security appliances as a platform of choice for security consolidation.  During the quarter, enterprise appliance units grew by over 20% and continued to drive market share gains,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies. “These results underscore the strength of Check Point’s market position especially in light of the current macro-economic environment.”

Today, the company announced in a separate release that the board of directors authorized the expansion of the on-going share repurchase program up to one billion dollars.  Under the expanded plan, Check Point is authorized to repurchase up to one billion dollars of its outstanding shares during the next two years.

Financial Highlights:
•	Total Revenue: $328.6 million, an increase of 9 percent, compared to $300.6 million in the second quarter of 2011.
•
GAAP Operating Income: $180.5 million, an increase of 20 percent, compared to $150.1 million in the second quarter of 2011. GAAP operating margin was 55 percent, compared to 50 percent in the second quarter of 2011.

•
Non-GAAP Operating Income: $193.6 million, an increase of 13 percent, compared to $171.0 million in the second quarter of 2011. Non-GAAP operating margin was 59 percent, compared to 57 percent in the second quarter of 2011.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $150.0 million, an increase of 17 percent, compared to $128.0 million in the second quarter of 2011. GAAP earnings per diluted share were $0.71, an increase of 18 percent, compared to $0.60 in the second quarter of 2011.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $161.8 million, an increase of 11 percent, compared to $145.5 million in the second quarter of 2011. Non-GAAP earnings per diluted share were $0.77, an increase of 13 percent, compared to $0.68, in the second quarter of 2011.

•	Deferred Revenues: As of June 30, 2012, we had deferred revenues of $536.6 million, an increase of 17 percent, compared to $457.0 million as of June 30, 2011.
•	Cash Flow: Cash flow from operations was $157.5 million, compared to $175.5 million in the second quarter of 2011.
•	Share Repurchase Program: During the second quarter of 2012, we repurchased 1.4 million shares at a total cost of $75 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,201.8 million as of June 30, 2012, an increase of $512.0 million, compared to $2,689.8 million as of June 30, 2011.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 2

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights

During the second quarter and up to today, the company has launched several new products and technologies, including:

DDoS Protector™ Appliances – Check Point expanded into a new and critical security market segment.  These new solutions combat a wide range of Distributed Denial of Service (DDoS) attacks and are integrated with Check Point Security Management environment.

Security Acceleration Module – The Security Acceleration Module with advanced SecurityCore™ technology enables customers in high-performance and low latency environments, such as financial trading and investment companies, to significantly boost network performance by accelerating key security operations.  Customers are able to achieve 110 Gbps of firewall throughput and sub-five micro second (5 µs) latency - enabling the industry's highest-performing two rack-unit firewall.

Check Point ThreatCloud™ – The first collaborative network of its type to fight cybercrime.  A network that automatically detects and shares new attack information in real time by collecting and correlating attack information from Check Point customer’s gateways and a dedicated attack sensor network.

Anti-Bot Software Blade – Check Point shipped a new software blade that can be activated on every Check Point enterprise gateway,   delivering the industry’s most sophisticated and integrated solution to fight software bots and protect against advanced threats and sophisticated malware.

New Software Version R75.40 & New Secure OS (GAiA) – This includes more than 100 new features, including the Anti-Bot Software Blade, an updated Anti-Virus Software Blade powered by Check Point ThreatCloud.  R75.40 also includes the company’s new integrated secure operating system (GAiA) that simplifies the operations and unifies the capabilities of all the company’s new and previous appliance and software lines.

ZoneAlarm Free Antivirus + Firewall – This new product is the most complete free Internet security solution for consumers.  It combines the world’s No.1 firewall with award-winning antivirus into one easy-to-use product that protects consumers against online attacks.

Check Point Virtual Systems – New solution for private cloud environments and data centers that enables the consolidation of up to 250 security gateways on a single hardware platform.

Industry Accolades

Computerworld Hong Kong Awards 2012 – Check Point was recognized for ten years of IT excellence and received four prestigious awards for its Firewall / VPN Software Blade, Identity Awareness Software Blade, IPS Software Blade, and 4600 Appliance.

2012 Frost & Sullivan Asia Pacific ICT Award – Named “Network Security Vendor of the Year,” this is the third time Check Point has received this prestigious distinction.

IPv6 Industry Certification – R75.40 and unified operating system (OS), Check Point GAiA™, tested at the UNH Interoperability Laboratory and achieved industry certification from the IPv6 Forum.

Shwed concluded, “We continued to expand our network security arsenal with the addition of Check Point’s ThreatCloud™, Anti-Bot software blades, DDoS Protector™ Appliances and the latest edition of Check Point Virtual Systems further strengthening our leadership position in network security for enterprises of all sizes, data centers and cloud environments.”

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 3

Third Quarter 2012 Investor Conference Participation Schedule:

•	Pacific Crest 14th Annual Global Technology Leadership Forum
August 13, 2012 – Vail, CO

•	Oppenheimer 15th Annual Technology, Internet and Communications Conference
August 15, 2012 – Boston, MA

•	Citi 2012 Technology Conference
September 5, 2012 – New York, NY

•	Deutsche Bank 2012 dbAccess Technology Conference
September 11, 2012 – Las Vegas, NV

•	ThinkEquity’s 9th Annual Growth Conference
September 13, 2012 – New York, NY

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 18, 2012 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through July 25, 2012 on the company's website or by telephone at +1.201.612.7415, replay ID number 397366, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2012 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, other than temporary impairment of marketable securities, net, and the related tax effects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$123,155	$119,288	$233,337	$224,546
Software updates, maintenance and subscription	205,494	181,356	408,428	357,372
Total revenues	328,649	300,644	641,765	581,918

Operating expenses:
Cost of products and licenses	20,671	18,983	40,275	36,635
Cost of Software updates, maintenance and subscription	16,745	15,623	32,784	29,920
Amortization of technology	536	7,850	3,394	15,699
Total cost of revenues	37,952	42,456	76,453	82,254

Research and development	27,262	27,524	54,104	55,167
Selling and marketing	65,815	64,785	124,914	123,294
General and administrative	17,092	15,833	32,876	29,823
Total operating expenses	148,121	150,598	288,347	290,538

Operating income	180,528	150,046	353,418	291,380
Financial income, net	9,774	10,832	20,236	21,360
Income before taxes on income	190,302	160,878	373,654	312,740
Taxes on income	40,321	32,887	80,047	62,659
Net income	$149,981	$127,991	$293,607	$250,081
Earnings per share (basic)	$0.73	$0.62	$1.43	$1.20
Number of shares used in computing earnings per share (basic)	205,482	207,129	205,798	207,650
Earnings per share (diluted)	$0.71	$0.60	$1.39	$1.16
Number of shares used in computing earnings per share (diluted)	211,320	214,565	211,894	215,240

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$180,528	$150,046	$353,418	$291,380
Stock-based compensation (1)	11,920	9,900	21,705	18,145
Amortization of intangible assets (2)	1,181	11,032	5,185	22,063
Non-GAAP operating income	$193,629	$170,978	$380,308	$331,588

GAAP net income	$149,981	$127,991	$293,607	$250,081
Stock-based compensation (1)	11,920	9,900	21,705	18,145
Amortization of intangible assets (2)	1,181	11,032	5,185	22,063
Gain on Sale of marketable securities previously impaired (3)	-	(649)	-	(2,017)
Taxes on the above items (4)	(1,260)	(2,759)	(1,763)	(5,688)
Non-GAAP net income	$161,822	$145,515	$318,734	$282,584

GAAP Earnings per share (diluted)	$0.71	$0.60	$1.39	$1.16
Stock-based compensation (1)	0.06	0.04	0.10	0.08
Amortization of intangible assets (2)	0.01	0.05	0.02	0.10
Gain on Sale of marketable securities previously impaired (3)	-	(0.00)	-	(0.01)
Taxes on the above items (4)	(0.01)	(0.01)	(0.01)	(0.02)
Non-GAAP Earnings per share (diluted)	$0.77	$0.68	$1.50	$1.31

Number of shares used in computing Non-GAAP earnings per share (diluted)	211,320	214,565	211,894	215,240

(1) Stock-based compensation:
Cost of products and licenses	$22	$19	$38	$30
Cost of software updates, maintenance and subscription	238	255	305	445
Research and development	2,614	2,022	4,553	3,455
Selling and marketing	2,738	1,690	4,827	3,581
General and administrative	6,308	5,914	11,982	10,634
	$11,920	$9,900	$21,705	$18,145

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	536	7,850	3,394	15,699
Selling and marketing	645	3,182	1,791	6,364
	1,181	11,032	5,185	22,063
(3) Gain on Sale of marketable securities previously impaired	-	(649)	-	(2,017)
(4) Taxes on the above items	(1,260)	(2,759)	(1,763)	(5,688)
Total, net	$11,841	$17,524	$25,127	$32,503

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	June 30,	December 31,
	2012	2011
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$291,062	$493,546
Marketable securities and short-term deposits	1,080,710	865,994
Trade receivables, net	249,242	357,418
Prepaid expenses and other current assets	51,139	53,045
Total current assets	1,672,153	1,770,003

Long-term assets:
Marketable securities	1,830,040	1,519,865
Property and equipment, net	36,558	36,639
Severance pay fund	5,867	6,052
Deferred tax asset, net	23,127	25,296
Other intangible assets, net	21,055	26,239
Goodwill	727,875	727,875
Other assets	17,802	16,094
Total long-term assets	2,662,324	2,358,060

Total assets	$4,334,477	$4,128,063

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$474,073	$490,655
Trade payables and other accrued liabilities	276,317	271,815
Total current liabilities	750,390	762,470

Long-term deferred revenues	62,492	61,523
Income tax accrual	230,861	219,469
Deferred tax liability, net	-	1,274
Accrued severance pay	10,212	10,236
	303,565	292,502

Total liabilities	1,053,955	1,054,972

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	662,226	630,508
Treasury shares at cost	(1,662,510)	(1,543,886)
Accumulated other comprehensive income	13,380	12,650
Retained earnings	4,266,652	3,973,045
Total shareholders’ equity	3,280,522	3,073,091
Total liabilities and shareholders’ equity	$4,334,477	$4,128,063
Total cash and cash equivalents, marketable securities and short-term deposits	$3,201,812	$2,879,405

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$149,981	$127,991	$293,607	$250,081
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property and equipment	1,830	1,824	3,782	3,553
Amortization of intangible assets	1,181	11,032	5,184	22,063
Stock-based compensation	11,920	9,900	21,705	18,145
Realized gain on marketable securities	(159)	(2,481)	(97)	(2,481)
Decrease (increase) in trade and other receivables, net	(7,300)	(3,319)	105,861	79,906
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(1,130)	35,622	(2,239)	21,764
Excess tax benefit from stock-based compensation	(143)	(2,035)	235	(2,088)
Deferred income taxes, net	1,347	(3,025)	4,822	(3,829)
Net cash provided by operating activities	157,527	175,509	432,860	387,114

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	-	(985)	-	(6,501)
Investment in property and equipment	(1,283)	(1,623)	(3,701)	(3,484)
Net cash used in investing activities	(1,283)	(2,608)	(3,701)	(9,985)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	2,070	8,036	41,624	39,551
Purchase of treasury shares	(75,000)	(75,000)	(149,999)	(150,000)
Excess tax benefit from stock-based compensation	143	2,035	(235)	2,088
Net cash used in financing activities	(72,787)	(64,929)	(108,610)	(108,361)

Unrealized gain (loss) on marketable securities, net	(2,799)	9,633	1,858	6,094

Increase in cash and cash equivalents, marketable securities and short term deposits	80,658	117,605	322,407	274,862

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,121,154	2,572,203	2,879,405	2,414,946

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,201,812	$2,689,808	$3,201,812	$2,689,808

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
July 18, 2012		Tal Payne
Chief Financial Officer

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 9